

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Jerry He
Chief Executive Officer
Bright Scholar Education Holdings Ltd
No.1, Country Garden Road
Beijiao Town, Shunde District, Foshan, Guangdong 528300
The People's Republic of China

> **Re: Bright Scholar Education Holdings Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 2, 2018**
> **CIK No. 0001696355**

Dear Mr. He:

This is to advise you that we have not reviewed and will not review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at 202-551-7237 with any questions.

Division of Corporation Finance
Office of Telecommunications